		Exhibit 99(d)
Household Finance Corporation
Household Receivables Funding, Inc. III
Household Credit Card Master Note Trust I, Series 2002-1

Original Class A Principal	507,111,000.00
Number of Class A Bonds (000's)	507,111.00
Original Class B Principal	52,889,000.00
Number of Class B Bonds (000's)	52,889.00

Distribution Date		2003 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest		6,984,743.10

CLASS B
Class B Principal Distributions		0.00
Class B Interest		1,006,550.44